SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ainos, Inc.
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00902F303

(CUSIP Number)

Chun-Hsien Tsai

Chief Executive Officer

Ainos, Inc.

14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District

New Taipei City 242, Taiwan F5

886-37-581999

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00902F303

1	NAME OF REPORTING PERSON: Ainos Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,938,487
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,456,319
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,938,487[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.05%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

_______________________________

1 Represents beneficial ownership of 2,938,487 Common Shares, $0.01 par value (the “Common Shares”), of Ainos, Inc., a Texas corporation (the “Issuer”) consisting of the following: (i) 2,456,319 shares owned directly by Ainos Inc., a Cayman company (“Ainos KY”); and (ii) 482,168 shares pursuant to a Voting Agreement dated January 26, 2024 (the “2024 Voting Agreement”), by and among the Issuer, Ainos Inc., and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chung-Yi Tsai (the “Tsai Group”), including 1,466 restrictive stock units (“RSUs”) to be vested on January 31, 2024, and 56,700 RSUs to be vested on February 15, 2024 to certain of t these individuals.

2 The percentage set forth in Row 13 of this Cover Page is calculated based on (i) 4,677,806 Common Shares outstanding, as set forth in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on December 15, 2023 (the “Form S-1/A”). In addition, 1,466 restrictive stock units (“RSUs”) are to be vested on January 31, 2024, and 56,700 RSUs are to be vested on February 15, 2024 to the Tsai Group. The percentage calculation is thus based on a total of 4,735,972 shares following the vesting of such RSUs.

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Schedule 13D

Item 1. Security and Issuer

This statement relates to the shares of common stock (“Common Stock”) of Ainos, Inc., a Texas corporation (the “Issuer”), the principal executive offices of which are located at 8880 Rio San Diego Drive, Suite 800, San Diego, CA 92108.

Item 2. Identity and Background

(a-b) This Schedule is being filed by Ainos Inc., a Cayman Islands corporation (“Ainos KY”). The principal business and office address of Ainos KY is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

Ainos KY is controlled by Taiwan Carbon Nano Technology Corporation, a Taiwanese corporation (“TCNT” and together with the Issuer, the “Parties”). The principal business and office address of TCNT is 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.).

(c) The principal business of Ainos KY is a holding company of the Issuer’s securities. The principal business of TCNT is the development of advanced materials for industrial and medical device applications.

(d-e) During the last five years, the reporting person, and their respective executive officers and directors, as applicable, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information requested by this Item 3 is incorporated herein by reference to Item 5 hereof.

Item 4. Purpose of Transaction

The Parties acquired the Common Stock in the Issuer for investment purposes.

Except as disclosed herein, each of the Parties has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Parties may, from time to time, engage in discussions, whether initiated by the Parties or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Each of the Parties may review and evaluate their respective investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Parties regarding or related to the matters described in this Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a-b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 5 to Schedule 13D.

(c) During the past sixty days, no transactions of Common Stock of the Issuer occurred by the reporting person and the Tsai Group.

(d) No other person is known to the Parties to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

On January 26, 2024, Ainos Inc., Stephen T. Chen, Virginia M. Chen, Stephen T. Chen and Virginia M. Chen as trustees of the Stephen T. Chen and Virginia M. Chen Living Trust, dated April 12, 2018 (collectively the “Chen Group”), and Hung Lan Lee (the “Lee”) agreed to terminate the voting agreement dated on December 9, 2021.

Pursuant to the 2024 Voting Agreement, Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chung-Yi Tsai have agreed to vote all of their shares subject to the Voting Agreement as determined at the sole discretion of Ainos KY. The Voting Agreement may only be terminated if (i) Ainos KY directly holds less than ten percent (10%) of the shares of the Company; or (ii) when Ainos KY directly holds shares which have less than ten percent (10%) of the voting power in the Company. The 2024 Voting Agreement will cease to apply to a particular Stockholder when the Stockholder holds no shares in the Company; or when the Stockholder ceases to be subject to the obligations under Section 16 of the Securities Exchange Act of 1934, if applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ainos KY or the Parties and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.  Material to be Filed as Exhibits

 EXHIBIT INDEX

INCORPORATED BY REFERENCE
EXHIBIT NUMBER	DESCRIPTION	FILED WITH THIS SCHEDULE 13D	FILING DATE WITH SEC	FORM	EXH #	HYPERLINK TO FILINGS

1	Termination Agreement dated on January 26, 2024	X
2	Voting Agreement dated on January 26, 2024	X

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024	By:	/s/ Chun-Hsien Tsai
Director and CEO of Ainos Inc., a Cayman Islands corporation

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SCHEDULE A

Officers and Directors of Ainos KY

Note 1: The address of each individual is c/o Ainos, Inc., P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands and each individual is a citizen of Taiwan except for Mr. Yukio Sakamoto, who is a citizen of Japan.

Note 2:  Chun-Hsien Tsai’s beneficially owns 276,219 (direct) shares, including 26,100 restricted stock units to be vested on February 15, 2024, and 80,831 (indirect) shares, including 14,400 restricted stock units to be vested on February 15, 2024, beneficially owned by his wife, Ting Chuan Lee, a director of the Issuer.

Note 3: Chun-Jung Tsai beneficially owns 72,186 shares of Common Stock of the Issuer, including 16,200 restricted stock units to be vested on February 15, 2024.

Chun-Hsien Tsai is also Chairman, President and CEO of the Issuer. Chun-Jung Tsai is also a director of the Issuer.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shares of Common Stock)
Hung-Szu Tung	Director	See Note 1.	None
Chun-Hsien Tsai	Director & CEO	See Note 1.	357,050[2]
Chun-Jung Tsai	Director	See Note 1.	72,186[3]
Yukio Sakamoto	Director	See Note 1.	None
Chih-Heng Lu	Director	See Note 1.	82,600

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SCHEDULE B

Officers and Directors of TCNT

Note 1: The address of each individual is c/o 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.) and each individual is a citizen of Taiwan.

Note 2:  The combined beneficial ownership of Chun-Hsien Tsai and Ting Chuan Lee totals 357,050 shares.  Chun-Hsien Tsai directly and beneficially owns 276,219 shares, including 26,100 restricted stock units to be vested on February 15, 2024, and his wife, Ting Chuang Lee directly and beneficially owns 80,831 shares, including 14,400 restricted stock units to be vested on February 15, 2024.

Note 3: Chun-Jung Tsai beneficially owns 72,186 shares of Common Stock of the Issuer, including 16,200 restricted stock units to be vested on February 15, 2024.

Note 4: Chung Yi-Tsai beneficially owns 52,932 shares of Common Stock of the Issuer, including 1,466 restricted stock units to be vested on January 31, 2024.

Chun-Hsien Tsai is also Chairman, President and CEO of the Issuer. Chun-Jung Tsai, Ting-Chuan Lee and Chung Yi-Tsai are also directors of the Issuer.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shares of Common Stock)
Ting-Chuan Lee	Director	See Note 1.	80,831[2]
Chung Yi-Tsai	Director	See Note 1.	52,932[4]
Chun-Hsien Tsai	Chairman & CEO	See Note 1.	276,219[2]
Chun-Jung Tsai	Director	See Note 1.	72,186[3]
Ching-Ho Tsai	Director	See Note 1.	None
A-Wen Tsai Huang	Supervisor	See Note 1.	None

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